Exhibit 99.5

Sanofi-aventis Successfully

Completes

the Acquisition of Chattem, Inc.

- Chattem becomes the U.S. Consumer Healthcare Platform

for sanofi-aventis -

Paris, France - March 11, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has completed its acquisition of 100% of Chattem, Inc., which is now a wholly-owned subsidiary of the sanofi-aventis Group.

By strengthening its presence in the U.S. consumer healthcare market, which represents 25 percent of the current worldwide market, sanofi-aventis is building a significant platform for future growth and further securing its position as a global diversified healthcare company. This acquisition also provides new channels for maximizing the potential of converting sanofi-aventis’ prescription medicines to over-the-counter (OTC) products, beginning with Allegra® (fexofenadine hydrochloride), which is expected to be an important growth driver for sanofi-aventis.

“The addition of Chattem to our worldwide portfolio of leading Consumer Healthcare businesses represents an important milestone in sanofi-aventis’ strategy to become a global diversified healthcare leader,” declared Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “Chattem’s existing sales, marketing and distribution teams and infrastructure provide a tremendous platform for future conversions of prescription medicines to OTC products in the U.S., and I am confident that Chattem will maximize the success of those conversions. I look forward to working with Zan Guerry and the Chattem leadership team who will play a key-role in the performance of our consumer healthcare activities”.

“The entire Chattem team is excited to serve as the base for sanofi-aventis’ U.S. consumer healthcare business and looks forward to capturing the significant growth opportunities,” said Zan Guerry, Chief Executive Officer of Chattem. “This acquisition creates substantial benefits for our employees, customers and the city of Chattanooga.”

Effective after market close on March 10, 2010, Chattem’s common stock ceased trading on the NASDAQ Global Select Market.

The transaction is expected to be accretive to sanofi-aventis’ earnings as early as year one. This acquisition will allow sanofi-aventis to optimize and retain the full value of a future Allegra® switch to an OTC product. Also, the Group expects to obtain significant revenue synergies through the expansion of Chattem’s products into currently untapped geographic markets where sanofi-aventis has a strong operating presence.

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tel. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations : Tel. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

1 / 2

Chattem, sanofi-aventis’ U.S. consumer healthcare division, will be headquartered in Chattanooga, Tennessee. Mr. Guerry will lead the U.S. consumer healthcare business reporting to Greg Irace, President and CEO, sanofi-aventis U.S.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

MEDIA CONTACTS	INVESTOR CONTACTS
Jean-Marc Podvin Corporate Communications +33 (1) 53 77 42 23 Lisa Buffington U.S. Communications +1 908 981-6569	Sebastien Martel Corporate Investor Relations +33 (1) 5377 4545 Felix Lauscher U.S. Investor Relations +1 908 981-5560

2 / 2